Exhibit 99.1

SILYNXCOM Ltd.
Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Silynxcom Ltd. (the “Company”) will be held on September 3, 2025 at 5 p.m. Israel time, at the Company’s office, located at 7 Giborei Israel, Netanya, 4250407, Israel.

The agenda of the Meeting includes the following proposals (the “Proposals”):

1.     To increase the Company’s registered share capital and to amend and restate the Company’s current amended and restated articles of association (the “Articles”) to reflect the same; and

2.     To consider a reverse split of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), at a ratio between 2:1 and 20:1, to be in effect, if effected, at the discretion of, and at such date to be determined by, the Company’s board of directors (the “Board”), and to amend the Articles to reflect the same.

Board Recommendation

The Board unanimously recommends that you vote “FOR” of each of the proposed resolutions, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on August 25, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

The Proposals to be presented at the Meeting each require a Simple Majority, as defined in the Proxy Statement, of votes in person or by proxy at the Meeting.

How You Can Vote

A form of proxy card for use at the Meeting is attached to the accompanying Proxy Statement, together with a return envelope, being sent to holders of the Company’s Ordinary Shares. By appointing “proxies,” (in accordance with the Articles and applicable law) shareholders may vote at the Meeting regardless of whether they attend. If a properly executed proxy card in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form.

Shareholders may revoke their proxies or voting instruction forms (as applicable), in accordance with Section 9 of the Companies Law 5759-1999 (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, concerning those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy (according to the Company’s Articles) or send your proxy card directly to Mr. Nir Klein, Chief Executive Officer of the Company (kleinnir@s-o-s.co.il), and Mr. Ilan Akselrod, Chief Financial Officer of the Company (ilan@s-o-s.co.il), or to vote in person at the Meeting.

Subject to applicable law and the rules of the NYSE American, LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

Beneficial Owner

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting.

Sincerely,
/s/ Ron Klein
Ron Klein
Chairman of the Board of Directors
August 15, 2025